

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

October 6, 2006

David E. Siminoff
President and Chief Executive Officer
Spark Networks plc
8383 Wilshire Boulevard, Suite 800
Beverly Hills, CA 90211

> **Re:** **Spark Networks plc**
> **Preliminary Proxy Materials on Schedule 14A**
> **File No. 1-32750**
> **Filed September 25, 2006**

Dear Mr. Siminoff:

This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comment.

1. We note that one of the resolutions to be proposed at the annual general meeting is to reappoint Ernst & Young LLP as auditors of the company. Please expand your disclosure to provide all the information required by Item 9 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Jennifer Gowetski at (202) 551-3401, or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Katherine J. Blair, Esq. (*via facsimilie*)
        Kirkpatrick & Lockhart Nicholson Graham LLP